Intelligent Bio Solutions Inc.

142 West, 57th Street, 11th Floor

New York, NY 10019

September 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Intelligent Bio Solutions Inc.
Registration Statement on Form S-1
File No. 333-273219

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Intelligent Bio Solutions Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:30 P.M. (Eastern Time) on September 29, 2023, or as soon thereafter as possible on such date.

Very truly yours,

Intelligent Bio Solutions Inc.

By:	/s/ Spiro Sakiris
Name:	Spiro Sakiris
Title:	Chief Financial Officer